UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2

Energy Infrastructure Acquisition Corp.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

29269P 109
(CUSIP Number)

December 31, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☒ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 8 Pages

CUSIP No. 29269P 109	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Energy Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 4,418,753
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,418,753
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,418,753
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.23%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 29269P 109	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George Sagredos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,418,753
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,418,753
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,418,753
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.23%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 29269P 109	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andreas Theotokis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,418,753
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,418,753
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,418,753
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.23%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 29269P 109	13G	Page 5 of 8 Pages

Item 1.
(a)	Name of Issuer:

Energy Infrastructure Acquisition Corp.

(b)	Address of Issuer's Principal Executive Offices:

Suite 1300, 1105 North Market Street, Wilmington, Delaware 19899

Item 2.
(a)	Name of Person Filing:
(b)	Address of Principal Business Office or if none, Residence:
(c)	Citizenship:

Energy Corp.
c/o Genesis Trust & Corporate Services Ltd.
P.O. Box 448
Georgetown, Grand Cayman KYI-1106
Cayman Islands
Citizenship: Cayman Islands

George Sagredos
c/o Energy Infrastructure Acquisition Corp.
Suite 1300, 1105 North Market Street
Wilmington, Delaware 19899
Citizenship: Greece

Andreas Theotokis
c/o Energy Infrastructure Acquisition Corp.
Suite 1300, 1105 North Market Street
Wilmington, Delaware 19899
Citizenship: Greece

(d)	Title of Class of Securities: Common Stock, $.0001 par value

(e)	CUSIP Number: 29269P 109

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 4,418,753

(b)
Percent of Class: 16.23% of the Issuer’s Common Stock, which percentage was calculated based on 27,221,747 shares of Common Stock outstanding as of November 16, 2006, as reported in the Company’s Quarterly Report on Form 10-Q, dated November 20, 2006.

CUSIP No. 29269P 109	13G	Page 6 of 8 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: Energy Corp: 4,418,753 George Sagredos: 0 Andreas Theotokis: 0

(ii)	shared power to vote or to direct the vote: Energy Corp: 0 George Sagredos: 4,418,753 Andreas Theotokis: 4,418,753

(iii)	sole power to dispose or to direct the disposition of: Energy Corp: 4,418,753 George Sagredos: 0 Andreas Theotokis: 0

(iv)	shared power to dispose or to direct the disposition of: Energy Corp: 0 George Sagredos: 4,418,753 Andreas Theotokis: 4,418,753

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.
Ownership of More than Five Percent on Behalf of Another Person:

Energy Star Trust, a Cayman Islands trust, is the sole shareholder of Energy Corp. George Sagredos and Andreas Theotokis, as co-enforcers of Energy Star Trust, have voting and dispositive control over the shares held by Energy Corp. and, as a result, may be deemed to beneficially own the shares of the Issuer.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: See Exhibit I

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 29269P 109	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2007

ENERGY CORP.

By:	/s/ George Sagredos
George Sagredos Director

/s/ George Sagredos
George Sagredos

/s/ Andreas Theotokis
Andreas Theotokis

CUSIP No. 29269P 109	13G	Page 8 of 8 Pages

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of common stock, par value $0.0001 per share of Energy Infrastructure Acquisition Corp., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 12, 2007

ENERGY CORP.

By:	/s/ George Sagredos
George Sagredos Director

/s/ George Sagredos
George Sagredos

/s/ Andreas Theotokis
Andreas Theotokis